Exhibit 99.2

NewLink Enters Into an Agreement Converting Its $6 Million Forgivable Loan to a Royalty Interest
AMES, Iowa, March 27, 2012 (GLOBE NEWSWIRE) -- NewLink Genetics (Nasdaq:NLNK) announced today that it has entered into an agreement with the Iowa Economic Development Authority (“IEDA”). After reviewing NewLink’s accomplishments on its milestones and its significant contributions to the State of Iowa, the $6.0 million Iowa Values Fund loan to NewLink was forgiven by the IEDA, and it released its security interest in the business assets of NewLink in return for a future royalty obligation. Under this agreement, NewLink will pay IEDA a 0.5% capped royalty on future product sales.
“This agreement strengthens our balance sheet and improves our flexibility when dealing with possible large cap pharmaceutical development and marketing partners,” said Dr. Charles Link, Chairman and CEO of NewLink. “We continue to have a strong commitment to and an excellent working relationship with the state of Iowa. In the near future, we will be moving into our second new facility in Iowa in the last two years and we continue to house substantially all our staff in our facilities here in Ames, Iowa.”
NewLink’s President and Chief Medical Officer, Dr. Nicholas Vahanian, added, “We believe that being based in the Midwest has provided us with a strategic cost advantage over many of our peers and we are very pleased with the quality of our Iowa based employees.”
About NewLink Genetics Corporation
NewLink Genetics Corporation is a biopharmaceutical company focused on discovering, developing and commercializing novel immunotherapeutic products to improve cancer treatment options for patients and physicians. NewLink’s portfolio includes biologic and small-molecule immunotherapy product candidates intended to treat a wide range of oncology indications. NewLink’s product candidates are designed with an objective to harness multiple components of the innate immune system to combat cancer, either as a monotherapy or in combination with current treatment regimens, without incremental toxicity. NewLink’s lead product candidate, HyperAcute Pancreas cancer immunotherapy is being studied in a Phase 3 clinical trial in surgically-resected pancreatic cancer patients (patient information is available at http://www.pancreaticcancer-clinicaltrials.com). This clinical trial is being performed under a Special Protocol Assessment with the U.S. Food and Drug Administration. NewLink and its collaborators have completed patient enrollment for a Phase 1/2 clinical trial evaluating its HyperAcute Lung cancer immunotherapy product candidate for non-small cell lung cancer and a Phase 2 clinical trial for its HyperAcute Melanoma cancer immunotherapy product candidate. NewLink also is developing d-1-methyltryptophan, or D-1MT, a small-molecule, orally bioavailable product candidate from NewLink’s proprietary indoleamine-(2, 3)-dioxygenase, or IDO, pathway inhibitor technology. Through NewLink’s collaboration with the National Cancer Institute, NewLink is studying D-1MT in various chemotherapy and immunotherapy combinations in two Phase 1B/2 safety and efficacy clinical trials. For more information please visit www.linkp.com.

CONTACT: Gordon Link
Chief Financial Officer
515-598-2925
glink@linkp.com

1